Exhibit 12(a)
General Electric Company
Computation of Ratio of Earnings to Fixed Charges

Three months
ended
March 31,
2010
(Dollars in millions)	(Unaudited)

General Electric Company and consolidated affiliates
Earnings(a)	$2,510
Plus:
Interest and other financial charges included in expense(b)	4,161
One-third of rental expense(c)	143
Adjusted “earnings”	$6,814

Fixed Charges:
Interest and other financial charges included in expense(b)	$4,161
Interest capitalized	10
One-third of rental expense(c)	143
Total fixed charges	$4,314

Ratio of earnings to fixed charges	1.58

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.